Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG 151.7MM

FOR IMMEDIATE RELEASE: DECEMBER 8, 2005	No.18/05

IAMGOLD DECLARES ANNUAL DIVIDEND

Toronto, Ontario, December 8, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) and the Board of Directors are pleased to announce an annual dividend payment of CAD$0.07 per share on January 10, 2006 to shareholders of record as of January 3, 2006.

William Pugliese, Chairman of the Board said: “We are pleased to continue IAMGOLD’s Dividend Policy with the fifth consecutive annual dividend to shareholders. This current year and our recent activities are examples of IAMGOLD’s focus on continuing to build and grow through acquisition, reserve expansions, and significant cash flow from operations and our remaining royalties. The annual distribution of a dividend delivers a direct financial return and represents our philosophy to provide income as well as capital appreciation to shareholders.”

The dividend will be distributed in Canadian funds to all shareholders except those registered in the United States. United States registered shareholders will receive the dividend in U.S. funds based on the U.S. to Canadian dollar exchange rate as issued by the Bank of Canada at the close of business on the record date, January 3, 2006.

The Board of Directors also announces their acceptance of the resignation of Jack Boultbee, director since 1995. William Pugliese, on behalf of the Board, thanks Mr. Boultbee for his long standing service and guidance as a director of IAMGOLD.

For further information please contact:

IAMGOLD Corporation:

Joseph Conway		Lisa Doddridge
President and CEO		Manager, Investor Relations
Tel: (416) 360-4710	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note: This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.